June 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mr. Amit Pande
Assistant Chief Accountant
Washington, D.C. 20549

         Re: Comment Letter of Securities and Exchange Commission BOK Financial Corporation
                 Form 10-K for Fiscal Year Ended December 31, 2005 Forms 10-Q for Quarter Ended March 31, 2006
                 File No. 000-19341

Dear Mr. Pande:

     In your letter dated June 15, 2006 (the "Comment Letter") you provided BOK Financial Corporation (the "Company") with the following comment:

Form 10-K/A for the year ended December 31, 2005, filed June 8, 2006
Item 8

1. We note that in response to your comment issued on May 25, 2006, you filed a Form 10-K/A with revised reports of your independent accountant's on your consolidated financial statements and effectiveness of internal control over financial reporting filed as Exhibits (a) and (b). Please revise to include the complete text of Item 8 in an amended Form 10K/A as required by Rule 12b-15 of the Exchange Act Rules or advise us.

     In response, we have amended Item 8 and filed the entire Annual report as an exhibit with the corrected date in the auditor's opinion.

Certifications

2. Please revise to include new certifications by each of your principal executive and principal financial officer in an amended Form 10/KA.

     In response, we have included new certifications.

In addition to providing the above response, the Company hereby acknowledges the following:

         i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further comments, or need additional information, please contact myself at the contacts provided above or Tamara Wagman, counsel for the Company, at (918) 583-9958. Thank you.


                                   Sincerely,

                                   /s/ Steven E. Nell

                                   Steven E. Nell
                                   Executive Vice President and
                                   Chief Financial Officer